Exhibit 19.1

POLICY FOR SECURITIES TRANSACTIONS

Securities Transactions

Insider Trading Purpose

For many years, the SEC and the U.S. Attorneys have been vigorously pursuing violations of insider trading laws. In 1998, to further deter insider trading violations, Congress expanded the authority of the SEC and the Justice Department by adopting the Insider Trading and Securities Fraud Enforcement Act (the "Act"). In addition to increasing the penalties for insider trading, the Act puts the onus on companies and its "controlling persons" for violations by Company personnel.

If companies like ours do not take active steps to adopt preventive policies and procedures covering securities trades by Company personnel, the consequences could be severe.

We have adopted this insider trading policy to avoid the appearance of improper conduct on the part of anyone employed by or associated with our Company (not just so-called insiders).

Our Policy

If a director, officer or any employee has material non-public information relating to our Company, neither that person nor any related person may buy or sell securities of the Company or engage in any other action to take advantage of, or pass on to others, that information. Even the appearance of an improper transaction should be avoided to preserve our reputation for adhering to the highest standards of ethical conduct.

For the purposes of this policy, a related person is: (i) a member of your family living in your household (including children who are away at school), and (ii) unrelated persons who share your household. This policy also applies to information relating to any other company, including our customers, suppliers, or vendors, obtained in the course of employment.

Those employees of the Company who periodically or regularly have access to material, non- public information will be informed of their "insider" status. Such "insider" employees may not buy or sell stock during the Company's quiet period, referred to in further detail below.

"Material Information" is any information that a reasonable investor would consider important in a decision to buy, hold, or sell stock. In short, it is any information which could reasonably affect the price of our stock.

Transactions covered by our insider trading policy include purchases and sales of stock, derivative securities such as put and call options and convertible debentures or preferred stock, and debt securities (debentures, bonds, and notes).

Common examples of information that will frequently be regarded as material are: projections of future earnings or losses; actual financial results which have not yet been released to the public; news of a pending or proposed merger, acquisition or tender offer; news of a significant sale of assets or the disposition of a subsidiary; changes in dividend policies or the declaration of a stock split or the offering of additional securities; changes in management; significant new products or discoveries; impending bankruptcy or financial liquidity problems; and the gain or loss of a substantial customer or key supplier. Either positive or negative information may be material.

Twenty-Twenty Hindsight

Remember, if your securities transaction becomes the subject of scrutiny, it will be viewed after- the-fact with the benefit of hindsight. As a result, before engaging in any transaction, you should carefully consider how regulators and others might view your transaction in hindsight.

Transactions by Family Members

The very same restrictions apply to your family members (including children who are away at school) and other unrelated persons living in your household. Employees are expected to be responsible for the compliance of their immediate family and those unrelated persons sharing your household.

Tipping Information to Others

Whether the information is proprietary information about our Company or information that could have an impact on our stock price, employees must not pass information on to others. The penalties noted below apply, whether or not you derive any benefit from another's actions. In fact, the SEC has imposed severe monetary penalties on tippers even though they did not profit from their tippee's trading.

When Information is Public

As you can appreciate, it is also improper for a director, officer or a employee who has access to material, non-public information to enter a trade immediately after the Company has made a public announcement of material information, including earnings releases. Because the Company's shareholders and the investing public should be afforded the time to receive the information and act upon it, as a general rule, directors, officers and employees who have access to material, non-public information should not trade the Company's stock until two (2) trading days have elapsed following the public release of such information.

The Consequences of Insider Trading Violations Can Be Staggering

For individuals who trade on inside information (or tip information to others):

•
A civil penalty of up to three times the profit gained or loss avoided;
•
A criminal fine (no matter how small the profit) of up to $5 million; and
•
A jail term of up to twenty years.

For a company (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading:

•
A civil penalty of the greater of $1 million or three times the profit gained or loss avoided; and
•
A criminal penalty of up to $25 million.

The civil penalties can extend personal liability to the Company's directors, officers and other supervisory personnel if they fail to take appropriate steps to prevent insider trading.

If you violate this policy, Company imposed sanctions, including dismissal for cause, may result. While you may consider this harsh, even an SEC investigation that does not result in prosecution can tarnish one's reputation and irreparably damage one's career and the Company's position.

Quiet Period

In order to avoid the appearance of impropriety, it is the Company's policy that our directors, officers and each of our employees, or any related person may not buy or sell securities of the Company during the quiet period commencing fifteen (15) trading days prior to the last day of any fiscal quarter or fiscal year and ending after two trading days have elapsed following the release of the Company's quarterly or annual financial results to the public.

In addition, other circumstances may occur from time to time which may require a hold on trading in the Company's securities by directors, officers and each of our employees with access to or knowledge of such circumstances.

The requirement that the quiet period be observed does not apply to trades made pursuant to a properly adopted 10b5-1 plan which such plan is approved in advance by the Company's Legal Department.

Additional Prohibited and/or Discouraged Transactions

Because we believe short-term or speculative transactions involving Company stock can give the appearance of impropriety, it is the Company's policy that directors, officers, and employees are prohibited and/or discouraged from engaging in any of the following activities with respect to securities of the Company as specified below:

1.
Buying and selling stock of the Company within a six-month period. (However, the policy does not restrict the exercise of stock options and the immediate sale of the stock.). (directors and officers prohibited and employees discouraged).
2.
Short sales. (directors, officers, and employees prohibited).
3.
Buying or selling puts or calls. (directors, officers, and employees discouraged).
4.
Purchases of Company stock on margin. (directors, officers, and employees discouraged).

We should recognize that any profits made or losses avoided pursuant to the type of transactions described at items 1 through 4 could, with 20/20 hindsight, be attacked by potential plaintiffs or the SEC as having been based on inside information.

Company Assistance

If you have any questions about a specific stock transaction, you may obtain additional information by contacting the Company's Legal Department. If a specific transaction is unusually complex, the Company's Legal Department will insure that additional guidance is also obtained from the Company's outside corporate counsel. Remember, however, the ultimate responsibility for adhering to this policy and avoiding improper transactions rests with you. Violation of this policy may be cause for immediate termination.

Pre-Clearance of all Trades by Directors and Officers

To provide assistance in preventing inadvertent violations and avoiding even the appearance of an improper transaction (which could result, for example, where a director or officer engages in a transaction while unaware of a pending major development), all transactions in Company stock (acquisitions, dispositions, transfers, etc.) by directors and officers must be pre-cleared by the Company's Legal Department. Immediately following the completion of a transaction that has been pre-cleared, the director or officer must notify the Company's Legal Department of the date, quantity, price and nature of the transaction. If you are contemplating such a transaction, you should contact the Company's Legal Department in advance.

All directors, officers and holders of ten percent or more of the stock of the Company ("Section 16 Persons") are required to file certain reports with the SEC under the Securities and Exchange Act of 1934 (the "Exchange Act").

Pre-clearance and follow-up regarding transactions by Section 16 Persons are required because certain transactions must be reported to the SEC on Forms 4 within two business days following the date of the transaction. Such reportable transactions include any purchases, sales or other acquisitions or dispositions of equity securities of the

Company beneficially owned by such persons. For the purposes of Section 16 of the Exchange Act, the term "beneficial ownership" includes securities over which a person exercises voting or investment power and includes any security in which a person has a direct or indirect pecuniary interest, including the ownership of a security by members of a person's immediate family sharing the same household. For these purposes, "equity security" includes, but is not limited to, stock, options, warrants, and convertible securities of the Company.

Although each Section 16 Person is responsible for fully and accurately complying with the provisions of the Exchange Act, the Company is available to assist with such reporting obligations. Any late filings must be disclosed to the Company's stockholders in the Company's proxy statement. These procedures are necessary to insure the Company's compliance with all applicable securities rules and regulations.

10b5-1 Plans

Directors, officers and employees, who choose to establish 10b5-1 plans must implement such plans only at such times as they are not in possession of material non-public information and only during an open trading window, which begins after two (2) trading days have elapsed following the release of the Company’s quarterly or annual financial results to the public and ends fifteen (15) trading days prior to the last day of any fiscal quarter or fiscal year. All 10b5-1 plans must be approved in advance by the Company's Legal Department. Such plans should provide that no transaction shall be executed pursuant thereto for Section 16 Persons until at least the later of ninety (90) days or two (2) business days after the filing of the Company’s Form 10-Q or 10-K covering the fiscal quarter in which the plan was adopted, and for non-Section 16 Persons until at least thirty (30) days after such plans are implemented. No pre-clearance is necessary for any transaction effected pursuant to a 10b5-1 plan.

Disclosure of Material Non-Public Information

Regulation FD prohibits the selective disclosure of material non-public information to securities market professionals and investors who may trade on the basis of the information. Regulation FD requires that any disclosure of material non-public information must be made by simultaneous dissemination. Accordingly, the following procedures should be followed in handling inquiries from the media, stock exchanges, securities analysts, business partners, and other outside parties regarding the Company.

Communications with Media and Others

Only those employees who have been specifically authorized to do so may answer questions about or disclose information regarding the Company and only the Company's CEO or Legal Department may authorize employees to speak on behalf of the Company. Inquiries from the financial community, media or industry analysts should be referred to the Company's public relations or investor relations department and any inquiries from a regulatory agency, including Nasdaq or the SEC should be referred to the Company's CEO or Legal Department. Accordingly, no employees should ever proactively contact members of the financial community, media, or industry analysts without prior authorization of the applicable member of our investor relations staff listed below under “Key Contacts.”

If you are not authorized to speak on behalf of the Company and are asked to do so, a "no comment" response is appropriate. You may also refer the person inquiring to our public relations or investor relations department. Comments such as "I am not aware of any corporate activity in that area" or "I know we are looking at acquisitions" are inappropriate and should never be made. An unauthorized response may create serious disclosure problems for the Company.